SCHEDULE 13E-4

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 23, 1998
                       SECURITIES ACT FILE NO. 333-17425
                   INVESTMENT COMPANY ACT FILE NO. 811-07957
                            ------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                 AMENDMENT NO. 1
                       GT GLOBAL FLOATING RATE FUND, INC.
                         (d/b/a AIM Floating Rate Fund)
                                (Name of Issuer)
                       GT GLOBAL FLOATING RATE FUND, INC.
                         (d/b/a AIM Floating Rate Fund)
                       (Name of Person(s) Filing Statement)
               SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)
                                   00141K-10-5
                     (CUSIP Number of Class of Securities)
                              WILLIAM J. GUILFOYLE
                       GT GLOBAL FLOATING RATE FUND, INC.
                         (d/b/a AIM Floating Rate Fund)
                       50 CALIFORNIA STREET, 27TH FLOOR
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 392-6181
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

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
               ARTHUR J. BROWN, ESQ.          SAMUEL D. SIRKO, ESQ.         MICHAEL A. SILVER, ESQ.
             R. CHARLES MILLER, ESQ.         AIM ADVISERS, INC.                INVESCO (NY), INC.
            KIRKPATRICK & LOCKHART LLP    11 GREENWAY PLAZA, SUITE 100  50 CALIFORNIA STREET, 27TH FLOOR
          1800 MASSACHUSETTS AVENUE, N.W.      HOUSTON, TEXAS 77046     SAN FRANCISCO, CALIFORNIA 94111
              WASHINGTON, D.C. 20036            (713) 214-1919

                                May 18, 1998
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of GT Global Floating Rate Fund, Inc. (d/b/a AIM Floating Rate Fund) (the "Fund") relating to an offer to purchase (the "Offer") up to 2,100,000 of the Fund's shares of common stock, par value $0.001 per share (the "Shares") and originally filed with the Securities and Exchange Commission on May 18, 1998 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities and Exchange Act of 1934 (the "Exchange Act") and General Instruction D of Schedule 13E-4.

     The Offer terminated at 12:00 midnight, New York City time, on June 16, 1998 (the "Expiration Date"). Pursuant to the Offer, 860,112.889 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $10.00 per Share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate price of $8,601,128.89.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GT GLOBAL FLOATING RATE FUND, INC.
                                        (d/b/a AIM Floating Rate Fund)
June 23, 1998                          By:  /s/ Michael A. Silver
                                          _____________________________________
                                            Michael A. Silver
                                            Assistant Secretary